UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 August 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Post appointed sole distributor of popular UK IKEA catalogues, 11 August 2006

11 August 2006

TNT Post appointed sole distributor of popular UK IKEA catalogues

13 million catalogues to hit UK doormats over the next month

TNT Post has been appointed by IKEA, the popular Swedish furniture giant, to distribute its 'must-have' catalogue throughout the UK. TNT Post won the fiercely competed contract, which is worth more than £2 million, to distribute over 13 million catalogues as well as about 50 million additional brochures over the next year.

The IKEA catalogue is the world's largest annually printed publication and is distributed in over 34 countries worldwide with 174 million copies expected to be produced in 2006. It is estimated that more than half of all UK households will receive the new IKEA catalogue, reaching about 30 million people in 13.3 million homes. In order to be able to reach this number of households with maximum impact and flexibility, IKEA has chosen to benefit from TNT's Solus service. This service draws on the support of TNT Post's Team Network, a unique national field force of 8,000 distributors, co-ordinated and directed by over 150 full-time Area Managers. The Team Network consistently scores the highest levels of 'on target, on time' delivery efficiency in the doordrop industry, and provides flexibility as well as quality.

TNT has worked with IKEA since 1992, sharing the distribution of the catalogue with other suppliers. TNT has also helped IKEA with a number of campaigns, including distributing leaflets as part of its multi-media campaign when it opened its Edmonton store in North London. Following a lengthy tender process earlier this year, TNT Post was awarded sole supplier status and will for the first time be responsible for distributing 100% of the IKEA catalogue in the UK. Distribution is scheduled to start on 7th August 2006.

Charles Neilson, Managing Director, TNT Post (Doordrop Media) Ltd, said:

"We are delighted to be continuing our relationship with IKEA and it is great kudos for us to have been appointed sole distributor of the IKEA catalogue. We are excited to be taking on this responsibility and IKEA will benefit from maximum impact, flexibility and cost efficiency by using our Solus service. They will be in safe hands.

Doordrops offer popular household brands such as IKEA a more direct approach to communicating with their customers. No other marketing medium is as effective in encouraging a customer to visit a new store or try a new product. By targeting the door drop correctly, we not only improve cost effectiveness but also enhance customer response rates, providing our client with a much more reliable service."

TNT Post is the number one innovator in the UK's postal industry. It provides full-service sophisticated services, superior efficiency, flexibility and greater value.

TNT Post (Doordrop Media) Ltd

- TNT Post is a leading door to door distributor delivering close to 3 billion items a year. It was established as Circular Distributors in 1952 delivering ten million packs of Omo soap powder for Lever brothers. It is also the largest independent distributor of free newspapers in the country.

- Using its own distribution network of 10,000 part-time distributors, the largest in the industry, supported by 200 area managers, TNT Post can reach 26 million UK households.

- TNT Post is unique in the door to door industry as it operates across all door drop disciplines supported by the latest online data systems and sophisticated targeting techniques.

-TNT Post works with some of the biggest companies that use doordrop marketing such as Unilever, Walkers, Nestlé and PG Tips.

TNT Post is part of TNT N.V. TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). In the first half of 2006, TNT reported € 5.3 billion in revenues (over 7 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 11 August 2006